FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2009

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-________________.

Translation of a report and consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Interim unaudited consolidated financial information as of March 31, 2009 and 2008 and for the three-month periods then ended

Translation of a report and consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Report on review of interim consolidated financial statements

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

We have reviewed the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries as of March 31, 2009, as well as the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three-month periods ended March 31, 2009 and 2008 and explanatory notes.  Management is responsible for the preparation and presentation of these interim consolidated financial statements. Our responsibility is to express a conclusion on them based on our review.

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. The financial statements of Minera Yanacocha S.R.L. as of March 31, 2009 and 2008 and for the three-month periods then ended have been reviewed by other auditors, whose reports on review have been furnished to us. In the consolidated financial statements of the Company, the Company’s investment in Minera Yanacocha S.R.L. amounts to US$588.7 million as of March 31, 2009 (US$528.3 million as of December 31, 2008); in addition, the share in the net income of this entity amounts to US$60.3 million for the three-month period then ended (US$81.4 million for the three-month period ended March 31, 2008). A review of interim financial information is limited primarily to make inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards. Consequently, it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Report on review of interim consolidated financial statements (continued)

Based on our review and on the report on limited review of Minera Yanacocha S.R.L. nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”.

Lima, Peru,
April 28, 2009

Countersigned by:

___________________________
Marco Antonio Zaldívar
C.P.C. Register No.12477

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheet
As of March 31, 2009 (unaudited) and December 31, 2008 (audited)

	Note	2009	2008
		US$(000)	US$(000)

Assets
Current assets
Cash, banks and time deposits	4	493,376	554,752

Trade accounts receivable, net		73,375	65,666

Other accounts receivable, net		22,279	23,040

Accounts receivable from associates	12(a)	16,980	13,111

Inventory, net		47,311	43,472

Current portion of prepaid taxes and expenses		33,351	35,573

Current portion of hedge derivative financial instruments	13	40,228	52,873

Embedded derivatives for concentrates sales	10(c)	2,054	-

Total current assets		728,954	788,487

Other long-term accounts receivable		1,357	1,370

Prepaid taxes and expenses		5,817	5,622

Derivative financial instruments	13	13,570	21,464

Investment in associates	5	968,531	882,947

Mining concessions and property, plant and equipment, net		255,426	247,298

Development costs, net		112,109	110,014

Deferred income tax and workers´profit sharing asset, net	9	202,905	209,167

Other assets		2,266	1,929

Total assets		2,290,935	2,268,298

	Note	2009	2008
		US$(000)	US$(000)

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable		36,327	35,944
Income tax payable		5,656	4,561
Current portion of other current liabilities		79,165	64,817
Embedded derivatives for concentrates sales		-	9,953
Current portion of long-term debt	6	98,190	98,190
Total current liabilities		219,338	213,465

Other long-term liabilities		91,884	96,736
Long-term debt	6	204,559	229,105
Total liabilities		515,781	539,306

Shareholders’ equity, net	7
Capital stock, net of treasury shares for US$62,622,000 in 2009 and 2008		750,540	750,540
Investment shares, net of treasury shares for US$142,000 in 2009 and 2008		2,019	2,019
Additional paid-in capital		225,978	225,978
Legal reserve		53,007	53,007
Other reserves		269	269
Retained earnings		612,784	517,583
Cumulative translation loss		(34,075)	(34,075)
Unrealized gain on valuation of hedge derivative financial Instruments, net		11,013	16,162
Unrealized gain on available-for-sale financial assets		163	118
		1,621,698	1,531,601
Minority interest		153,456	197,391
Total shareholders’ equity, net		1,775,154	1,728,992

Total liabilities and shareholders’ equity, net		2,290,935	2,268,298

The accompanying notes are an integral part of the balance sheet.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statement of Income (unaudited)
For the three-month periods ended March 31, 2009 and 2008

	Note	2009	2008
		US$(000)	US$(000)

Operating income
Net sales	10	163,105	212,000
Royalty income	12(b)	13,866	14,258
Total income		176,971	226,258
Operating costs
Cost of sales, without considering depreciation and amortization		56,940	49,109
Exploration in units in operation		11,964	11,315
Depreciation and amortization		17,947	12,678
Total operating costs		86,851	73,102
Gross income		90,120	153,156
Operating expenses
General and administrative	11	16,707	27,546
Exploration in non-operating areas		7,243	11,401
Royalties		5,193	6,921
Sales		1,968	4,541
Total operating expenses		31,111	50,409
Operating income before unusual item		59,009	102,747
Net loss from release of commitments in commercial contracts	10(b)	-	(415,135)
Operating income (loss) after unusual item		59,009	(312,388)
Other income (expenses), net
Share in associates, net	5(b)	79,907	145,722
Interest income		1,481	2,199
Interest expense		(4,843)	(6,523)
Gain (loss) on currency exchange difference		(530)	8,978
Other, net		1,651	611
Total other income, net		77,666	150,987
Income (loss) before workers´ profit sharing, income tax and minority interest		136,675	(161,401)

Provision for workers´ profit sharing	9(b)	(5,076)	25,370
Provision for income tax	9(b)	(22,062)	100,747
Net income (loss)		109,537	(35,284)

Net income attributable to minority interest		(9,247)	(27,684)
Net income (loss) attributable to Buenaventura		100,290	(62,968)
Basic and diluted earning (loss) per share attributable to Buenaventura, stated in U.S. dollars	8	0.39	(0.25)

The accompanying notes are an integral part of this consolidated statement.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)
For the three-month periods ended March 31, 2009 and 2008

	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Retained earnings	Cumulative translation loss	Unrealized gain on valuation of hedge derivative financial instruments, net	Unrealized gain on available-for- sale financial assets	Total	Minority interest	Total Equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Balance as of January 1, 2008	126,879,832	173,930	473	177,713	37,679	269	1,056,937	(34,075)	1,518	158	1,414,602	165,614	1,580,216
Dividends declared and paid, notes 7(a) and 7(b)	-	-	-	-	-	-	(27,989)	-	-	-	(27,989)	(22,457)	(50,446)
Capitalization of retained earnings, note 7(c)	-	576,610	1,546	48,265	-	-	(626,421)	-	-	-	-	-	-
Unrealized loss on valuation of hedge derivative financial instruments held by El Brocal, note 13	-	-	-	-	-	-	-	-	(614)	-	(614)	(1,735)	(2,349)
Unrealized loss on available-for-sale financial assets	-	-	-	-	-	-	-	-	-	(18)	(18)	-	(18)
Decrease of minority interest in El Brocal	-	-	-	-	-	-	-	-	-	-	-	(6,400)	(6,400)
Net loss	-	-	-	-	-	-	(62,968)	-	-	-	(62,968)	27,684	(35,284)

Balance as of March 31, 2008	126,879,832	750,540	2,019	225,978	37,679	269	339,559	(34,075)	904	140	1,323,013	162,706	1,485,719

Balance as of January 1, 2009	253,759,664	750,540	2,019	225,978	53,007	269	517,583	(34,075)	16,162	118	1,531,601	197,391	1,728,992
Dividends declared and paid, notes 7(a) and 7(b)	-	-	-	-	-	-	(5,089)	-	-	-	(5,089)	(16,539)	(21,628)
Unrealized loss on valuation of hedge derivative financial instruments held by El Brocal, note 13	-	-	-	-	-	-	-	-	(5,149)	-	(5,149)	(8,078)	(13,227)
Unrealized gain from available-for-sale financial assets	-	-	-	-	-	-	-	-	-	45	45	-	45
Decrease of minority interest in El Brocal, note 1(e)	-	-	-	-	-	-	-	-	-	-	-	(28,565)	(28,565)
Net income	-	-	-	-	-	-	100,290	-	-	-	100,290	9,247	109,537

Balance as of March 31, 2009	253,759,664	750,540	2,019	225,978	53,007	269	612,784	(34,075)	11,013	163	1,621,698	153,456	1,775,154

The accompanying notes are an integral part of this consolidated statement.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statement of Cash Flows (unaudited)
For the three-month periods ended March 31, 2009 and 2008

	2009	2008
	US$(000)	US$(000)

Operating activities
Proceeds from sales	144,530	178,062
Royalties received	9,082	11,598
Value Added Tax recovered	6,467	-
Interest received	1,987	3,314
Payments to suppliers and third parties	(61,106)	(57,778)
Payments to employees	(34,095)	(42,274)
Payments for exploration activities	(17,719)	(18,853)
Payments of royalties	(8,035)	(10,229)
Income tax paid	(7,206)	(23,833)
Payments of interest	(3,966)	(3,216)
Release of commitments in commercial contracts	-	(517,143)
Net cash and cash equivalents provided by (used in)operating activities	29,939	(480,352)
Investment activities
Change in accounts receivable from associates	(2,661)	(447)
Proceeds from sale of plant and equipment	180	95
Payments for purchase of investment shares in associates	(34,914)	-
Additions to mining concessions and property, plant and equipment	(18,223)	(9,849)
Disbursements for development activities	(11,152)	(5,140)
Increase in time deposits	(3,527)	(46,340)
Net cash and cash equivalents used in investment activities	(70,297)	(61,681)
Financing activities
Proceeds from long-term debt	(24,545)	(532)
Payments of bank loans	-	(60,000)
Proceeds from bank loans	-	510,000
Net cash and cash equivalents provided by (used in) financing activities	(24,545)	449,468
Decrease in cash and cash equivalents for the year, net	(64,903)	(92,565)
Cash and cash equivalents at beginning of year, note 4	532,027	302,864
Cash and cash equivalents at the year-end, note 4	467,124	210,299

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Consolidated Statement of Cash Flows (unaudited) (continued)

	2009	2008
	US$(000)	US$(000)

Reconciliation of net income to cash and cash equivalents provided by (used in) operating activities
Net income (loss) attributable to Buenaventura	100,290	(62,968)
Add (less)
Depreciation and amortization	17,947	12,678
Deferred income tax and employee profit sharing benefit	13,576	(147,390)
Net income attributable to minority interest	9,247	27,684
Provision for long-term officers´ compensation	6,423	13,608
Loss (gain) on currency exchange difference	530	(8,978)
Gain on sale of property, plant and equipment	(180)	(95)
Net cost of plant and equipment retired and sold	128	56
Income from release of commitments in commercial contracts	-	(102,008)
Allowance for doubtful trade accounts receivable	-	5,372
Accretion expense of the provision for closure of mining units	1,313	956
Share in associates, net of dividends received in cash	(79,907)	(145,722)
Provision for estimated fair value of embedded derivatives	(3,002)	(2,262)
Reversal for slow moving and obsolescence supplies	(320)	(16)
Net changes in operating assets and liabilities accounts
Decrease (increase) in operating assets -
Trade accounts receivable	(7,709)	(21,889)
Other accounts receivable	(967)	1,124
Accounts receivable from associate	(4,784)	(3,107)
Inventory	(3,839)	(6,547)
Prepaid taxes and expenses	2,027	(7,953)
Increase (decrease) in operating liabilities -
Trade accounts payable	333	3,566
Income tax payable	1,095	(8,935)
Other liabilities	(22,262)	(27,526)
Net cash and cash equivalents provided by (used in) operating activities	29,939	(480,352)
Transactions that did not affect cash flows:
Dividends declared and not paid	16,018	39,630

The accompanying notes are an integral parts of this consolidated statement.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the interim consolidated financial statements (unaudited)
As of March 31, 2009 and 2008

1.	Identification and Business Activity
(a)	Identification -
Compañía de Minas Buenaventura S.A.A. (hereafter “Buenaventura” or “the Company”) is a publicly traded corporation incorporated in 1953. Buenaventura’s stock is traded on the Lima and New York Stock Exchanges through American Depositary Receipts (ADRs), which represent Company shares deposited in the Bank of New York. Buenaventura’s legal domicile is at Av. Carlos Villaran 790, Santa Catalina, Lima, Peru.

(b)	Business Activity -
Buenaventura (individually and in association with third parties) is engaged in the exploration, extraction, concentration, smelting and commercialization of polymetallic ores and metals.

Buenaventura directly operates seven mining units located in Peru: Uchucchacua, Orcopampa, Poracota, Julcani, Recuperada, Antapite and Ishihuinca. In addition, the Company has a controlling interest in Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit, and in Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. (hereinafter “Cedimin”), which operates the Shila and Paula mining units. Also, the Company holds interests in a number of other mining companies including Minera Yanacocha S.R.L. (hereinafter “Yanacocha”) and Sociedad Minera Cerro Verde S.A.A. (hereinafter “Cerro Verde”). The Company also owns an electric power distribution company and a mining engineering services company. See note 1(d).

(c)	Approval of consolidated financial statements –
The consolidated financial statements as of March 31, 2009 have been approved by Management and will be presented for the approval of the Board of Directors and the Shareholders within the terms established by law. In Management’s opinion, the accompanying consolidated financial statements will be approved without changes by the Board of Directors and Shareholders’ Meetings that will be held in April, 2009. The consolidated financial statements as of December 31, 2008 were approved by the Shareholders’ Meeting held on March 27, 2009.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(d)	The consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership Percentage as of
	March 31, 2009		December 31, 2008
	Direct	Indirect	Direct	Indirect
	%	%	%	%

Investment and mining concessions held, exploration and exploitation of minerals

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	44.83	55.17	44.83	55.17
Compañía Minera Condesa S.A.	100.00	-	100.00	-
Compañía Minera Colquirrumi S.A.	90.00	-	90.00	-
Sociedad Minera El Brocal S.A.A. (*) (f)	4.24	39.14	4.17	29.59
Inversiones Colquijirca S.A. (**) (e)	81.22	-	61.42	-
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L.	53.06	-	53.06	-

Electric power activity
Consorcio Energético de Huancavelica S.A.	100.00	-	100.00	-

Services
Buenaventura Ingenieros S.A.	100.00	-	100.00	-
Contacto Corredores de Seguros S.A.	-	100.00	-	100.00

(*)	As of March 31, 2009 and December 31, 2008, the equity share in capital stock (common shares with voting Rights) in El Brocal was 45.97 and 35.77 per cent, respectively.

(**)	Inversiones Colquijirca S.A. has a 51.06 percent interest in Sociedad Minera El Brocal S.A.A.

(e)	Purchase of capital stock shares in Inversiones Colquijirca S.A. -
On February 19, 2009, the Company agreed with Teck Cominco Metals Ltd. the purchase of 19.80 per cent of the representative capital stock shares of Inversiones Colquijirca S.A. (hereafter “Colquijirca”). The purchase price of the shares was US$35,000,000, which had been completely paid as of the date of the consolidated balance sheet.

According to Buenaventura’s accounting policies, based on “Parent entity extension” method, The Management calculated the difference between the cost of acquisition of the additional share in Colquijirca amounting to US$35,000,000 and the book value of the minority interest acquired amounting to US$28,565,000. The difference by US$6,435,000 has been recorded as Mining Rights in the “Mining concessions and property, plant and equipment, net” caption in the consolidated balance sheet.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(f)	Project for the expansion of El Brocal operations –
On August 15, 2008, the Board of Directors of El Brocal approved a project to expand its operations in order to reach a treatment level of 18,000 MT per day of ore from its Tajo Norte and Marcapunta mines.  The project involves setting up the open pit, expanding the level of operations, modernizing the Huaraucaca concentrator plant and adapting those services required to support the new production capacity.

As of March 31, 2009 and December 31, 2008, El Brocal had executed the following works related to the project to expand operations:

	2009	2008
	US$(000)	US$(000)

Mine development	14,988	14,988
Concentrator plant	9,732	4,395
Feasibility study	1,321	1,321
Environmental impact study	828	-
Construction of Huachuacaja tailings area	748	635
Other minor activities	805	272

	28,422	21,611

2.	Interim unaudited consolidated financial statements
Basis of presentation -
The interim unaudited consolidated financial statements for the three-month periods ended
March 31, 2009 and 2008 had been prepared in conformity with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the Company’s annual consolidated financial statements and should be read together with the consolidated financial statements as of December 31, 2008.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

Significant accounting principles and practices -
The criteria and accounting basis used by the Company in preparing the accompanying interim consolidated financial statements are consistent to those used in the preparation of the Company’s annual consolidated financial statements.

Reclassifications -
For improving the presentation of consolidated financial statement, the Company has made the following reclassification for the three-month period ended March 31, 2008 to make it comparable with the same period in 2009:

-
The amortization of development costs amounting to US$3,490,000 has been reclassified from the  “Exploration in units in operation” caption to the “Depreciation and amortization” caption of the consolidated statement of income.

3.	Seasonality of operations
The Company and its subsidiaries operate continuously without important fluctuations due to seasonality.

4.	Cash, banks and time deposits
(a)	The table below presents the components of this caption:

	As of March 31, 2009	As of December 31, 2008
	US$(000)	US$(000)

Cash	626	468
Bank accounts	172,063	45,888
Time deposits (b)	294,435	307,860
Escrow account (c)	-	177,811
Cash balances included in the consolidated statement of cash flows	467,124	532,027
Time deposits with original maturity greater than 90 days (d)	26,252	22,725

	493,376	554,752

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	The table below presents the components of time deposits as of March 31, 2009:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	From 21 to 90 days	From 0.30 to 2.65	279,250
Nuevos Soles	From 18 to 66 days	From 5.90 to 6.50	15,185
			294,435

The table below presents the components of time deposits as of December 31, 2008:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	From 8 to 77 days	From 0.15 to 4.5	275,400
Nuevos Soles	From 30 to 90 days	From 6.75 to 7.20	32,460
			307,860

(c)
During the year 2008, in compliance with the Syndicated Loan Agreement (see note 6), the Company established an escrow account in a local bank for US$177,811,000.  In accordance with the amendments made to the Syndicated Loan Agreement, as of December 31, 2008 it was no longer necessary to maintain this additional guarantee. This deposit no longer secures the long-term debt, but remains restricted until the pledged assets are registered.  On February 2, 2009, the funds held in the escrow account were transferred to unrestricted Buenaventura bank accounts.

(d)	As of March 31, 2009, corresponds to the following time deposits:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	From 91 to 296 days	From 0.40 to 2.75	19,340
Nuevos Soles	From 291 to 296 days	From 6.25 to 6.60	6,912
			26,252

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

As of December 31, 2008, corresponds to the following time deposits:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	91 days	6.10	16,000
Nuevos Soles	From 96 to 182 days	From 5.90 to 6.70	6,725
			22,725

5.	Investments in associates
(a)	The table below presents the components of this caption:

	Share in shareholders’ equity		Amount
	As of March 31, 2009	As of December 31, 2008	As of March 31, 2009	As of December 31, 2008
	%	%	US$(000)	US$(000)

Investments in associates -
Minera Yanacocha S.R.L. (c)
Equity share	43.65	43.65	588,700	528,330
Payment in excess of the share in fair value of assets and liabilities, net			17,285	17,748
			605,985	546,078
Sociedad Minera Cerro Verde S.A.A. (c)
Equity share	19.21	19.05	275,261	252,242
Payment in excess of the share in fair value of assets and liabilities, net			83,671	81,089
			358,932	333,331

Available-for-sale investments -
Other			3,614	3,538
			968,531	882,947

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	The table below presents the net share in associates:

	For the three-month periods ended March 31,
	2009	2008
	US$(000)	US$(000)

Minera Yanacocha S.R.L.	59,849	81,083
Sociedad Minera Cerro Verde S.A.A.	20,058	64,637
Other	-	2
	79,907	145,722

(c)
The investments held in Yanacocha (a gold mine located in Cajamarca, Peru) and Cerro Verde (a copper mine located in Arequipa, Peru), represent the Company’s most significant investments. The share in their results has been significant in relation to the Company’s net earnings in the three-month periods ended March 31, 2009 and 2008.

Increase in investments in associates balance -
Investment in associates´ balance increased by US$85,584,000 compared to the balance as of December 31, 2008; which was originated by the share in Yanacocha and Cerro Verde, shown in (b).

Decreased in share in associates -
The share in associates during the three-month period ended March 31, 2009 shows a decreased of US$65,815,000 compared to same period of 2008, mainly due to the net effect of:

-
A decreased of US$21,234,000 in the share in Yanacocha, as a consequence of the decreased in the net income reported in the first quarter in 2009 compared with the first quarter in 2008 of US$48,289,000.  The lower income of Yanacocha is explained by the decreased of the gold price average (US$908.00 per ounce of gold during the three-month period ended in March 31, 2009 compared with US$926.00 in the same period of 2008) and the lower volume of gold sold during the three-month period ended March 31, 2009 compared to same period of 2008 (469,953 gold ounces during the first quarter of 2009 compared to 539,074 gold ounces during the first quarter of 2008).

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

-
A decreased of US$44,579,000 in the share in Cerro Verde as a consequence of the decreased of US$245,872,000 in the net income reported in the first quarter in 2009 compared with the first quarter in 2008.  The lower income of Cerro Verde is explained by the decreased of the copper price average (price average of US$1.56 during the three-month period ended in March 31, 2009 compared with a price average of US$3.54 in same period of 2008)and the lower volume of copper sold (115,038 copper pounds in the first quarter in 2009 compared to 125,307 copper pounds in the first quarter in 2008, due to the lower average of head grade and recoverability factor of the ore mineral treated).

Summary of financial information based on the financial statements of Yanacocha and
Cerro Verde -
The table below presents the principal amounts in the financial statements of Yanacocha and Cerro Verde, adjusted to conform to Buenaventura’s accounting practices:

	Yanacocha		Cerro Verde
	As of March 31,	As of December 31,	As of March 31,	As of December 31,
	2009	2008	2009	2008
	US$(000)	US$(000)	US$(000)	US$(000)

Balance Sheet
Total assets	2,013,188	1,895,681	1,925,334	1,983,572
Total liabilities	662,395	682,893	416,575	659,397
Shareholders’ equity	1,350,793	1,212,788	1,508,759	1,324,175

	Yanacocha		Cerro Verde
	For the three-month periods ended March 31,		For the three-month periods ended March 31,
	2009	2008	2009	2008
	US$(000)	US$(000)	US$(000)	US$(000)

Results
Total income	426,734	499,205	320,085	711,352
Operating income	198,698	251,660	175,235	565,334
Net income	137,872	186,161	106,194	352,066

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

6.	Long-term debt
(a)	The table below presents the detail of long-term debt as of March 31, 2009 and December 31, 2008:

	Original amount	Period	Guarantee	Annual interest rate	Maturities	2009	2008
	US$ (000)					US$(000)	US$(000)
Compañía de Minas Buenaventura S.A.A.
Syndicated Loan Agreement (b)	450,000	5 years	None	Three-month LIBOR plus 2.25% (4.43% as of March 31, 2009)	Quarterly maturities of US$14,667,000 from August 2008 to May 2013. Prepaids can be made in each quarterly maturity	249,334	264,000
Banco de Crédito del Perú	75,000	4 years	Secured interest of US$13,748,000 on machinery and equipment	Three-month LIBOR plus 0.85% (3.03% as of March 31, 2009)	Quarterly maturities of US$9,375,000 from September 2008 to June 2010	46,875	56,250

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental	9,000	4 years	None	Three-month LIBOR plus 1.25% (3.43% as of March 31, 2009)	Quarterly maturities of US$500,000 from March 2009 to June 2012	6,500	7,000

Other subsidiaries	-	-	-	-	-	40	45

						302,749	327,295
Non-current portion						(204,559)	(229,105)

Current portion						98,190	98,190

(b)	As part of the Syndicated Loan Agreement, Buenaventura agrees to:
(i)	Not entering into derivative contracts with speculation purposes as defined in the International Financial Reporting Standards.

(ii)
Maintain a Debt Ratio financial index less than 3.5 as of the end of each quarter.  This ratio is determined by dividing Buenaventura’s consolidated financial debt by the sum of the consolidated EBITDA and the collection of dividends for the twelve-month period following the calculation date.  As of March 31, 2009 the Debt Ratio was 0.41.

In the opinion of Buenaventura’s Management, as of the date of submitting the financial statements, the Company has duly complied with all of the obligations assumed under the Syndicated Loan Agreement.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

7.	Shareholders’ equity, net
(a)	Dividends declared -
The information about declared dividends for the three-month periods ended March 31, 2009 and 2008 is as follows:

Meeting	Date	Dividends declared	Dividends per share
		US$	US$

Dividends 2009
Mandatory annual shareholders’ meeting	March 27, 2009	5,513,000	0.02
Less – Dividends granted to subsidiary		(424,000)
		5,089,000

Dividends 2008
Mandatory annual shareholders’ meeting	March 27, 2008	30,320,000	0.11
Less – Dividends granted to subsidiary		(2,331,000)
		27,989,000

As of March 31, 2009, the declared dividends of first quarter of 2009, agreed in the shareholders’ meeting held on March 27, 2009 had not been paid yet to the shareholders; They are presented in the caption “Current portion of other current liabilities” in the consolidated balance sheet.

(b)	As of March 31, 2009 and 2008, the effect of declared dividends by subsidiaries that will be delivered to minority shareholders, is made up as follows:

	2009	2008
	US$(000)	US$(000)

Sociedad Minera El Brocal S.A.A.	11,524	19,317
S.M.R.L. Chaupiloma Dos de Cajamarca	2,800	3,140
Inversiones Colquijirca S.A.	2,215	-
	16,539	22,457

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(c)	Capitalization of retained earnings -
The Mandatory annual Shareholders’ Meeting held March 27, 2008, agreed to increase the nominal value of the common and investment shares from S/4.00 to S/20.00 each.  For this, the Meeting approved the following capitalizations:

(i)
Capitalization of results from exposure to inflation as of December 31, 2004 accumulated of capital stock and investment shares amounting to S/96,858,000 (US$28,230,000).  As of March 31, 2009, results from exposure to inflation was included as part of capital stock.  As a consequence, no additional movement was required in the consolidated statement of changes in shareholders’ equity.

(ii)
Capitalization of retained earnings amounting to S/2,108,219,000 (US$626,421,000) increased the capital stock and investment shares accounts by US$576,610,000 (net of treasury stock for US$48,160,000) and US$1,546,000 (net of treasury stock for US$105,000), respectively.

As a result of the capitalizations, the nominal value of treasury shares (common and investment) increased from US$14,499,000 to US$62,764,000 (an increase of US$48,265,000).  In compliance with accounting standards, the Company shows the nominal value of treasury shares net of the capital stock, as a consequence the increase in the nominal value of the treasury shares was net off in the same value of capital stock increasing the additional capital account of consolidated statement of changes in shareholders’ equity.

(d)	Stock Split -
In the General Shareholders Meeting held March 27, 2008, shareholders agreed that once the capitalization of retained earnings described in paragraph (c) and registered in Peru’s public registries, these would be split by changing the nominal value of common and investment shares from S/20.00 to S/10.00.

The Board of Directors in its session of July 1, 2008 agreed on the schedule to carry out this splitting of Company shares.  According to this schedule, the date of registration of the operation was July 18, 2008.  As from July 21, 2008 the Lima Stock Exchange traded the new number of shares effective as of such date (254,442,328 shares made up by 253,759,664 common shares and 682,664 investment shares) and as from July 23, 2008 the New York Stock Exchange did the same.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

8.	Basic and diluted earning per share
The composition of shares effective as of March 31, 2009 and 2008, as well as the number of shares considered in the calculation of net income per basic and diluted share, are described in detail below:

	Shares Outstanding					Number of shares (denominator in calculation of net income per basic and diluted share after stock split effect)
	Common	Investment	Treasury shares		Total	Common	Investment	Total
			Common	Investment

Balance as of January 1, 2008	137,444,962	372,320	(10,565,130)	(30,988)	127,221,164	126,879,832	341,332	127,221,164

Shares issued as a result of stock split (note 7(d))	-	-	-	-	-	126,879,832	341,332	127,221,164
Balance as of March 31, 2008	137,444,962	372,320	(10,565,130)	(30,988)	127,221,164	253,759,664	682,664	254,442,328

Balance as of January 1, 2009 and March 31, 2009	274,889,924	744,640	(21,130,260)	(61,976)	254,442,328	253,759,664	682,664	254,442,328

The table below presents the computation of basic and diluted earnings (losses) per share as of March 31, 2009 and 2008:

	For the three-month periods ended March 31,
	2009	2008

Net income (loss) attributable to Buenaventura (numerator) – US$	100,290,000	(62,968,000)
Shares (denominator)	254,442,328	254,442,328
Basic and diluted earning (loss) per share – US$	0.39	(0.25)

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

9.	Deferred income tax and workers´ profit sharing asset, net
(a)	The table below presents the components of this caption, according to the items that give rise to them:

	As of March 31, 2009	As of December 31, 2008
	US$(000)	US$(000)

Deferred asset
Tax – loss carry forward	186,935	194,958
Provision for closure of mining units, net	12,511	14,818
Stock appreciation rights provision	6,584	4,993
Difference in depreciation and amortization rates	10,769	10,946
Effect on translation into U.S. dollars	770	1,119
Embedded derivative from sale of concentrates	(730)	2,955
Impairment of mining concessions and property, plant and equipment and development costs	5,785	4,513
Environmental liability for Santa Barbara mining unit	1,773	1,773
Other	8,691	5,792
	233,088	241,867
Deferred liability
Difference in amortization rates	(9,885)	(5,878)
Other	(1,146)	(358)
	(11,031)	(6,236)

Deferred liability affecting shareholders’ equity
Derivative financial instruments	(19,152)	(26,464)

Deferred asset, net	202,905	209,167

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)
The current and deferred portions of the income (expense) tax and workers’ sharing benefit included in the consolidated statements of income for the three-month periods ended March 31, 2009 and 2008 are made up as follows:

	2009	2008
	US$(000)	US$(000)

Workers’ profit sharing
Current - legal	(2,024)	(2,734)
Current - without effect of unusual item	-	(5,017)
Deferred	(3,052)	33,121
	(5,076)	25,370
Income tax
Current	(11,538)	(13,522)
Deferred	(10,524)	114,269
	(22,062)	100,747

10.	Net sales
(a)	The table below presents the net sales as of March 31, 2009 and 2008:

	As of March 31, 2009	As of March 31, 2008	Variation
	US$(000)	US$(000)	US$(000)

Net sales by product
Gold	83,537	77,855	5,682
Silver	48,443	75,457	(27,014)
Lead	8,834	23,303	(14,469)
Zinc	17,165	46,163	(28,998)
Copper	5,743	12,521	(6,778)
	163,722	235,299	(71,577)

Penalties	(19,548)	(30,777)	11,229
	144,174	204,522	(60,348)
Embedded derivative from sale of concentrates	3,002	6,059	(3,057)
Hedging operations, note 13	9,937	(47)	9,984
	157,113	210,534	(53,421)
Net sales by services, electric power and other	5,992	1,466	4,526

	163,105	212,000	(48,895)

During the three-month period ended March 31, 2009, the net sales of the Company decreased approximately 23 per cent during the same period of 2008, explained by the net effect of:

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(i)	Decreased in zinc sales for US$28,998,000 explained by the decreased in the international quotation of zinc and the lower volume sold. See note 14.

(ii)	Decreased in silver sales for US$27,014,000 as a consequence of minor silver quotation and the lower volume sold. See note 14.

(iii)	Decreased in lead sales for US$14,469,000 explained by the decreased of the lead price average and the lower volume sold.

(iv)	Increased in gold sales for US$5,682,000 due to net effect of the higher gold ounces sales, partially offset by the lower gold quotation. See note 14.

(iv)
Increase of income related to metal-price hedging transactions amounting to US$9,984,000, as a result of the increase of volume of transaction settled by El Brocal during the three-month period ended as of March 31, 2009 (4,950 MT during the first quarter of 2009 compared with 250 MT during the first quarter of 2008).

(b)	Release of commitments in commercial contracts outstanding as of December 31, 2007 -

In January and February of 2008, Buenaventura revised the sales contracts with its customers, to release the commitments related to quantity, date and quotation on sales contracts to sell the committed gold ounces at market prices in force between the years 2010 – 2012 in accordance with Buenaventura’s gold availability.

As consequence of the aforementioned, Buenaventura was released from the obligation to sell 922,000 ounces of gold at fixed prices, varying between US$345 and US$451 per ounces of gold; thus, they will be sold at the market price in force on the date of the physical delivery of the gold committed.

For these transactions, Buenaventura has made a payment of US$517,143,000 (US$82,592,000 in January 2008 and US$434,551,000 in February 2008, respectively) and recorded a decrease in the liability corresponding to the executory gold delivery contracts liability amounting to US$102,008,000 with credit to income of the period.  The resulting net loss of US$415,135,000 is presented in the “Net loss from release of commitments in sales contracts” caption in the consolidated statements of income for the period ended March 31, 2008.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(c)	Embedded derivative from changes of the quotes in provisional commercial settlement -

As of March 31, 2009, the provisional commercial settlement (zinc, lead and copper metric tons) held as of this date, quotation period of final liquidations and fair value of embedded derivatives for the concentrate sales are the following:

Embedded derivative for concentrate sales held by Buenaventura:

			Quotations
Metal	Volume	Expiry	Provisional	Future	Fair value
			US$	US$	US$(000)

Silver	13,734 OZ	April 09 – August 09	11.04 - 13.43	12.15 - 13.12	(1,179)
Gold	2,350 OZ	April 09 – May 09	842.23 - 924.62	881.40 - 924.27	(82)
Copper	21 MT	April 09	166.59	170.09	570
Lead	9,587 MT	April 09 – June 09	1,082.63 - 1,238.91	1,238.91 - 1,328.00	278
Zinc	2,730 MT	April 09 – August 09	1,112.08 - 1,199.75	1,216.75 - 1,332.00	130
					(283)

Embedded derivative for concentrate sales held by El Brocal:

			Quotations
Metal	Volume	Expiry	Provisional	Future	Fair value
			US$	US$	US$(000)
Zinc	41,436 MT	April 09 – May 09	1,105.00 - 1,226.00	1,296.00 - 1,309.00	455
Lead	13,451 MT	April 09	963.00 - 1,239.00	1,262.00	1,299
Copper	20,084 MT	April 09	2,917.00 - 6,957.00	4,011.00	583
					2,337

Total					2,054

The futures quotes for the dates on which it is expected to settle the open positions as of March 31, 2009 are taken from publications of the London Metals Exchange.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

11.	General and administrative expenses
This caption General and administrative expenses shows a reduction of 39 per cent, from an expense of US$27,546,000 during the three-month period ended March 31, 2008 to an expense of  US$16,707,000 in the same period in 2009.  This is due mainly to the decrease in the provision for long term compensation to officers for the amount of US$13,608,000 during the three-month period ended March 31, 2008 compared with US$6,423,000 in the same period in 2009, and for the record, in the first quarter in 2008 of a US$5,372,000 provision for allowance for doubtful account.

12.	Related party transactions
(a)	As a result of the transactions indicated in the paragraph (b), the Company has the following accounts receivable from associates:

	As of March 31, 2009	As of December 31, 2008
	US$(000)	US$(000)

Minera Yanacocha S.R.L.	16,902	12,118
Other	78	993

	16,980	13,111

(b)	The Company (through its subsidiaries) had the following transactions with Minera Yanacocha S.R.L.:

S.M.R.L. Chaupiloma Dos de Cajamarca (“Chaupiloma”) -

This company is the owner of the mining claims operated by Yanacocha, in consideration for which it receives royalties of three percent of the sales made by Yanacocha.  During the three-month period ended March 31, 2009, these royalties amounted to US$13,866,000 (US$14,258,000 during the three-month period ended March 31, 2008) and is presented in the Royalty income caption in the consolidated statement of income.

 Buenaventura Ingenieros S.A. (“Bisa”) -
Starting from July 2007, Bisa participates in the bidding for the execution of specific work orders for Minera Yanacocha S.R.L.

The income related to these services during the three-month period ended March 31, 2009 amounted to US$6,500 (US$617,000 during the three-month period ended March 31, 2008).  These amounts are presented in the Net sales caption in the consolidated statement of income.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

Consorcio Energético de Huancavelica S.A. (“Conenhua”) -
In November 2001, Conenhua entered into a contract with Yanacocha for providing electrical energy transmission and works operation services for a term of ten years, for which an annual compensation of US$3.7 million was set.  The income related to this service during the three-month period ended March 31, 2009 amounted to US$1,197,000 (US$1,970,000 during the three-month period ended March 31, 2008) and is presented in the Net sales caption in the consolidated statement of income.

Terms and Transaction with related parties
Transactions with related parties are made at normal market prices. Outstanding balances at year-end are unsecured interest free and settlement occurs in cash.  There have been no guarantees provided or received for any related party receivables.  As of March 31, 2009, the Company has not recorded any impairment of receivables relating to amounts owed by related parties, according to the assessment undertook by Management of the financial position of the related party and the market in which the related party operates.

13.	Derivative financial instruments
Derivative contracts -
Metals-price hedging transactions held by El Brocal -
During 2008, El Brocal subscribed price-hedging transaction contracts to cover the future flows derived from its sales. The critical terms of the hedging transactions has been negotiated with brokers so as to agree with the terms negotiated in the commercial contracts to which they are related.  The hedging of the cash flow from sales to be made until June, 2011 has been assessed by El Brocal Management as highly effective.  The effectiveness of hedging transactions has been measured by means of the cumulative flow change offset method, since El Brocal Management believes that this method best reflects the risk management objective with regard to hedging.

During the three-month period ended March 31, 2009 and 2008, El Brocal recorded a credit net of the deferred income tax and workers’ profit sharing posted to the “Unrealized gain on valuation of hedge derivative financial instruments, net” shareholders’ equity account for changes in fair value that took place in those years, of which Buenaventura had equity of US$5,149,000 and US$614,000, respectively.  As of March 31, 2009 and 2008 El Brocal’s equity account shareholders’ equity amount US$34,646,000 and US$2,780,000, respectively.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

As of March 31, 2009 and 2008, El Brocal recognized gains of US$9,937,000 and losses of US$47,000, respectively with regard to hedging transactions settled in those years.

Hedging operations current in El Brocal as at March 31, 2009 are:

Metal	Monthly average volume	Total volume	Average fixed price	Periods	Fair value (*)
			US$		US$(000)

Zinc	675 MT	1,350 MT	2,853	May 2009 – June 2009	2,198
Zinc	675 MT	4,050 MT	2,679	July 2009 – December 2009	5,377
Zinc	675 MT	4,050 MT	2,621	January 2010 – June 2010	4,948
Zinc	425 MT	2,550 MT	2,481	July 2010 – December 2010	2,627
Lead	625 MT	1,250 MT	2,653	May 2009 – June 2009	1,823
Lead	625 MT	3,750 MT	2,618	July 2009 – December 2009	5,121
Lead	625 MT	3,750 MT	2,562	January 2010 – June 2010	4,833
Lead	625 MT	3,750 MT	2,568	July 2010 – December 2010	4,602
Lead	300 MT	1,800 MT	2,145	January 2011 – June 2011	1,477
Copper	350 MT	700 MT	7,514	May 2009 – June 2009	2,207
Copper	875 MT	4,500 MT	8,245	July 2009 – December 2009	18,585
Total		31,500 MT			53,798
				Less - current portion	40,228
					13,570

(*)	Mark to market

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

14.	Statistical data
Statistical data of the Company related to the volume of inventories sold and average sale prices by product for the three-month periods ended March 31, 2009 and 2008 are as follows.

(a)	Volumes sold (metallic content):

For the three-month periods ended March 31,
	2009	2008

Gold	91,146 OZ	83,978 OZ
Silver	3,831,620 OZ	4,325,739 OZ
Lead	7,348 MT	8,082 MT
Zinc	14,680 MT	19,362 MT
Copper	1,620 MT	1,592 MT

(b)	Average sale prices:

For the three-month periods ended March 31,
	2009	2008

Gold	$916.52 US/OZ	$927.09 US/OZ
Silver	$12.64 US/OZ	$17.44 US/OZ
Lead	$1,202.17 US/MT	$2,883.17 US/MT
Zinc	$1,169.35 US/MT	$2,384.13 US/MT
Copper	$3,544.60 US/MT	$7,865.22 US/MT

15.	Explanation added for English language translation
The accompanying consolidated financial statements are presented based on accounting basis generally accepted in Peru.  Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may differ in certain respects to generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: July 9, 2009